FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number: 0-30852

GRUPO FINANCIERO GALICIA S.A.

(the “Registrant”)

Galicia Financial Group S.A.

(translation of Registrant’s name into English)

Tte. Gral. Juan D. Perón 430, 25th Floor

(CP1038AAJ) Buenos Aires, Argentina

(address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X      Form 40-F ____

Indicate by check mark whether by furnishing the information contained in this form, the Registrant is also thereby furnishing the information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________

FORM 6-K

Commission File No. 0-30852

Month Filed	Event and Summary	Exhibit No.

December, 2019	Notice of Material Event, dated December 10, 2019, regarding the entrance by certain subsidiaries of the Registrant into an agreement for the provision of allocation and integral distribution services with respect to certain mutual funds.	99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A. (Registrant)

Date: December 11, 2019	By:	/s/ Pedro Alberto Richards
Name: Pedro Alberto Richards
Title: Chief Executive Officer